NEWS RELEASE

Canarc Closes Flow-Through Financing

Vancouver, Canada – July 10, 2014 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has closed a CA$400,000 non-brokered flow-through equity financing with one subscriber. The financing consisted of 5 million units (the “Units”) priced at CA$0.08 each. Each Unit consists of one flow-through common share and one half of one share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through share at Cdn$0.15 for a two year period. The warrants and the warrant shares will have no flow-through tax benefits. The flow-through shares, warrants and warrant shares are subject to a four month plus one day hold period from July 9, 2014.

The proceeds of the flow-through financing will be used for drilling at Windfall Hills Project that is now in progress.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility. Canarc is also seeking to acquire operating or pre-production gold mines in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.